UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Procurement Foundry, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Massachusetts

Date of organization
February 7, 2020

Physical address of issuer
47 Boston Hill Rd, Fairhaven, MA 02719

Website of issuer
https://procurementfoundry.com/

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$285,485.01	$148,749.82
Cash & Cash Equivalents	$285,485.01	$148,749.82
Accounts Receivable	$150,364.22	$101,465.07
Short-term Debt	$0.00	$0.00
Long-term Debt	$50,000.00	$62,441.70
Revenues/Sales	$951,772.69	$237,910.37
Cost of Goods Sold	$775,727.64	$281,348.64
Taxes Paid	$29,639.67	$0.00
Net Income	$174,647.32	-$43,438.27

April 27, 2022

FORM C-AR

Procurement Foundry, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Procurement Foundry, Inc., a Massachusetts Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://procurementfoundry.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the

Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Procurement Foundry, Inc. (the "Company") is a Massachusetts Corporation, formed on February 7, 2020.

The Company is located at 47 Boston Hill Rd, Fairhaven, MA 02719.

The Company's website is https://procurementfoundry.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Procurement Foundry is an online collaboration community where Procurement and Supply Chain professionals come to gather, share, learn, and grow. Procurement Foundry's peer-to-peer platform facilitates discussion, learning, and networking from over 4,500 vetted industry professionals from over 90 different countries. It also creates original content, which includes online presentation, live Q&A sessions with industry professionals, and in-person events throughout 20 regional chapter- locations worldwide. An active community of Procurement and Supply Chain professionals collaborates within the Procurement Foundry Slack community, which serves as their digital meeting hub for open discussion, learning, and networking. The Company is wholly owned by a special purpose vehicle, Procurement Foundry Holdings, which is controlled by the founders of the Company. Procurement Foundry has created a digital ecosystem and community for Procurement and Supply Chain professionals to network, share ideas, and learn from one another. It also creates original content for community members, including Q&A sessions with industry professionals, industry presentations, and in-person events ranging from small groups to full industry virtual conferences. The company reports that its peer-to-peer network includes over 4,500 vetted Procurement and Supply Chain professionals from most of the world's largest blue-chip organizations. Because the community is vetted, the company believes its members can more meaningfully engage with one another over industry topics to share knowledge, learn from one another, and grow their network. The Procurement Foundry community consists of a well-balanced mix of indirect & direct procurement as well as supply chain management professionals with varying levels of expertise. Community membership is free and 100% vetted, so that regardless of career experience levels, members can confidently engage, network, and collaborate with all levels industry thought leaders. The onboarding process consists of an application where users detail their experience, job title, current employer, and spend management responsibilities, among other factors. Once accepted, members are provided with exclusive access to the Procurement Foundry Slack community, which acts as the community's digital meeting hub. Membership also entails access to original content including live Ask Me Anything (AMA) sessions, live webinars, and industry events, consisting of in-person meet-ups throughout its regional chapter locations and virtual conferences for the entire community. Procurement Foundry is an online collaboration community where Procurement and Supply Chain professionals come to gather, share, learn, and grow. Procurement Foundry's peer-to-peer platform facilitates discussion, learning, and networking from over 4,500 vetted industry professionals from over 90 different countries. It also creates original content, which includes online presentation, live Q&A sessions with industry professionals, and in-person events throughout 40 regional chapter-locations worldwide. An active community of Procurement and Supply Chain professionals collaborates within the Procurement Foundry Slack community, which serves as their digital meeting hub for open discussion, learning, and networking.

RISK FACTORS

Risks Related to the Company's Business and Industry

No market for a Procurement Foundry type of community currently exists.
Although we have identified what we believe to be a need in the market for an online community, there can be no assurance that demand or a market will develop or that we will be able to create a viable business. Our future financial performance will depend, at least in part, upon the introduction and market acceptance of the Foundry community concept. Potential customers may be unwilling to accept, utilize or recommend any of our proposed marketing services. If we are unable to commercialize and market our content, advertising and digital

marketing services when planned, we may not achieve any market acceptance or generate revenue.

We have limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Massachusetts on February 7, 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Yashar Kafi and Michael Cadieux who are COO and Founder/President of the Company. The Company has or intends to enter into employment agreements with Yashar Kafi and Michael Cadieux although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Yashar Kafi and Michael Cadieux or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Yashar Kafi and Michael Cadieux in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Yashar Kafi and Michael Cadieux die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

Our business could be adversely affected if there is a decline in advertising spending.

A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) [the increased use of digital video recorders to skip advertisements;] (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in [users/customers/audience ratings] for our content. [Finally, if the television ratings system is not changed so that it captures the viewership of programming through digital video recorders, VOD and mobile devices, advertisers may not be willing to pay advertising rates based on the increasing viewership that occurs after the initial airing of a program and on digital platforms.]

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company may be materially impacted by the ongoing Coronavirus pandemic.
The Company's future business plan incorporates in-person events that may generate revenue through ticket sales and marketing sponsorships. Due to the coronavirus' impact on large gatherings, the Company may not be able to hold in-person events for the foreseeable future. The Company seeks to mitigate this risk by offering virtual events that can generate revenue through the same likes of in-person events.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Procurement Foundry is an online collaboration community where Procurement and Supply Chain professionals come to gather, share, learn, and grow. Procurement Foundry's peer-to-peer platform facilitates discussion, learning, and networking from over 4,500 vetted industry professionals from over 90 different countries. It also creates original content, which includes online presentation, live Q&A sessions with industry professionals, and in-person events throughout 20 regional chapter- locations worldwide. An active community of Procurement and Supply Chain professionals collaborates within the Procurement Foundry Slack community, which serves as their digital meeting hub for open discussion, learning, and networking. The Company is wholly owned by a special purpose vehicle, Procurement Foundry Holdings, which is controlled by the founders of the Company. Procurement Foundry has created a digital ecosystem and community for Procurement and Supply Chain professionals to network, share ideas, and learn from one another. It also creates original content for community members, including Q&A sessions with industry professionals, industry presentations, and in-person events ranging from small groups to full industry virtual conferences. The company reports that its peer-to-peer network includes over 4,500 vetted Procurement and Supply Chain professionals from most of the world's largest blue-chip organizations. Because the community is vetted, the company believes its members can more meaningfully engage with one another over industry topics to share knowledge, learn from one another, and grow their network. The Procurement Foundry community consists of a well-balanced mix of indirect & direct procurement as well as supply chain management professionals with varying levels of expertise. Community membership is free and 100% vetted, so that regardless of career experience levels, members can confidently engage, network, and collaborate with all levels industry thought leaders. The onboarding process consists of an application where users detail their experience, job title, current employer, and spend management responsibilities, among other factors. Once accepted, members are provided with exclusive access to the Procurement Foundry Slack community, which acts as the community's digital meeting hub. Membership also entails access to original content including live Ask Me Anything (AMA) sessions, live webinars, and industry events, consisting of in-person meet-ups throughout its regional chapter locations and virtual conferences for the entire community. Procurement Foundry is an online collaboration community where Procurement and Supply Chain professionals come to gather, share, learn, and grow. Procurement Foundry's peer-to-peer platform facilitates discussion, learning, and networking from over 4,500 vetted industry professionals from over 90 different countries. It also creates original content, which includes online presentation, live Q&A sessions with industry professionals, and in-person events throughout 40 regional chapter-locations worldwide. An active community of Procurement and Supply Chain professionals collaborates within the Procurement Foundry Slack community, which serves as their digital meeting hub for open discussion, learning, and networking.

Business Plan

The company also intends to continue to monetize its user-base through limited advertising within their digital company, AMA sessions, webinars, and in-person and virtual events. Along with advertising, the company intends to allow staffing services to market career opportunities for a fee, which has yet to be determined by management. The Company's Products and/or Services: Product / Service Description, Current Market Partner Channel: Procurement Foundry members use an exclusive Slack channel to network, discuss industry happenings, and learn more from each other. This channel also acts as a medium to generate revenue through sponsorship posts, which can be purchased by select sponsors Supply chain professionals. Original Content Includes live "Ask Me Anything" events, where the Procurement Foundry community can talk with an industry professional in a public forum Q&A format. Also includes live webinars, which industry professionals present to the community. Supply chain professionals Regional Events In-person and informal networking opportunity for Procurement Foundry members to come together and socialize. Company may explore revenue-generating sponsorships opportunities for these regional events in the future. Supply chain professionals. Beginning in H2 2021, Procurement Foundry aims to create and operate a Group Purchase Organization (GPO) by incorporating aggregated purchasing needs of the Procurement Foundry community. The GPO will aim to achieve strategically beneficial terms on purchase orders for community members. As of February 2021, the community reported a potential collective purchasing power of over $1.1 Trillion USD. Procurement Foundry plans to expand from its fee-based sponsorship business model to include revenue streams from community members, third-party sourcing and procurement organizations, and the facilitation of purchase orders through aggregated purchasing. Current revenue stream: Advertising and Marketing: Content and community partners sign semi-annual or annual agreements to be featured in Procurement Foundry's original content, including email blasts, social media posts, and dedicated webinar and AMA sessions. Partners also maintain constant presence within the Procurement Foundry community on branded collaboration channel destinations so members can easily engage with their brand's products or services. Development of future revenue streams: • Member Educational Programs: Professional training including negotiating, sales knowledge, and advanced sourcing strategy. • Staffing and Placement Services: On-demand membership fee model for clients with staff-related gaps or short-term hiring needs. • Data and Research: Community-driven data research from surveys and community polls. • Aggregated Purchasing Abilities: Create a Group Purchasing Organization (GPO) to aggregate purchasing needs of the community. • Premium Events, Services, and Memberships: Membership-fee model and one-time sale of tickets for community members to access premium content, including new foundries, exclusive events, and professional development coaching. Events are available for sponsorship.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Partner Channel	(5) user accounts Unlimited content publishing in partner channel Partner Branding on PF website PF marketing of partner presence Community wide welcome announcement (2) partner announcements per month in the PF community announcement board	No-Commitment - $7,500/month 1-Year - $5,000/month

We have build a future roadmap for adding new services and products. Some of those include; Products (Data) - Salary Survey and Analytics Products (Conferences) - Online/Virtual Conferences Products (Media) - Media services (Advertising, podcasts, youtube, and vlog) Services - On Demand consulting services Services - Recruiting and Staffing services

We offer our partner channel, web content and advertising services via our online community (Slack), our website and through the following digital mediums - youtube, digital media events and online outlets.

Competition

The Company's primary competitors are The Company's primary competitors are Institute for Supply Chain Management, Procurious, CorporateBrainz, and Sourcing Industry Group.

Sourcing practitioners have traditionally weak peer networks, offering out-of-date insights, information and contacts, resulting in lost value opportunities to both their employer and their own careers. Through Procurement Foundry members collaborate with thousands of peers. They can engage peers; Individually in one-on-one chat across common interests in focused topic channels In mass across community-wide public discussion space. Procurement Foundry's (3) three-tier content strategy assures value for the members: Tier 1 – Open, searchable peer-driven content through collaboration channels Tier 2 – Original Content with Webinars & AMA's Tier 3 – Micro-Learning events. Personal networking is at the core of everything we do: New members introduce themselves upon acceptance We have peer networking bots, and mentee/mentor programs. Face to Face networking opportunities are our member-only regional meetups

Customer Base

The Company has two customer groupings - Procurement Practitioners and Vendors. Current revenue is derived primarily from content and community partners who sign semi-annual or annual agreements to be featured in Procurement Foundry's original content, including email blasts, social media posts, and dedicated webinar and AMA sessions. Partners also maintain constant presence within the Procurement Foundry community on branded collaboration channel destinations so members can easily engage with their brand's products or services. The Company anticipates generating revenue from procurement practitioners through future revenue streams.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

No impact.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 47 Boston Hill Rd, Fairhaven, MA 02719

The Company has the following additional addresses: Address of counsel to the issuer for copies of notices BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq. Email: lou@bevilacquapllc.com

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Yashar Kafi

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO - June 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing Partner at AMPlify Resources Group, April 2018 – Present: Responsible for growing AMPlify's digital transformation consulting practice Senior Director at Virtusa, May 2014 – April 2017: Responsible for owning and advancing the Professional Services portfolio of engagements Bachelor of Arts Degree in Economics from the University of California San Diego Masters in Business Administration with an emphasis on Entrepreneurship and Entrepreneurship Studies from Babson College

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Name

Steven Michael Cadieux

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer, President, Treasurer, Secretary, Director: June 2019 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing Partner at AMPlify Resources Group, February 2018 – Present: Focused on third party spend including IT/Technology, MRO, Travel, Fleet & Expense Management, Office Services, HR & Benefits, Professional Services, Transient Labor, Energy & Utilities, and Marketing & Advertising Vice President / North America Procurement Officer at Publicis Groupe, January 2008 – January 2018: Built, operated, and expanded Procurement / Sourcing operations within the existing shared services organization Bachelor of Arts Degree in Corporate Communications from Marist College

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Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Yashar Kafi

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO - June 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing Partner at AMPlify Resources Group, April 2018 – Present: Responsible for growing AMPlify's digital transformation consulting practice Senior Director at Virtusa, May 2014 – April 2017: Responsible for owning and advancing the Professional Services portfolio of engagements Bachelor of Arts Degree in Economics from the University of California San Diego Masters in Business Administration with an emphasis on Entrepreneurship and Entrepreneurship Studies from Babson College

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Name

Steven Michael Cadieux

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer, President, Treasurer, Secretary, Director: June 2019 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing Partner at AMPlify Resources Group, February 2018 – Present: Focused on third party spend including IT/Technology, MRO, Travel, Fleet & Expense Management, Office Services, HR & Benefits, Professional Services, Transient Labor, Energy & Utilities, and Marketing & Advertising Vice President / North America Procurement Officer at Publicis Groupe, January 2008 – January 2018: Built, operated, and expanded Procurement / Sourcing operations within the existing shared services organization Bachelor of Arts Degree in Corporate Communications from Marist College

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Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Massachusetts law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Massachusetts.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Voting Common Stock
Amount outstanding	25,000
Voting Rights	The holders of the Class A Common Voting Stock are entitled to one vote for each share of Class A Common Voting Stock held at all meetings of Shareholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Class A Common Voting Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Class B Common Non-Voting Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Massachusetts Business Corporations Act G.L. c. 156D. There shall be no cumulative voting.
Anti-Dilution Rights	No special rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Other than what is listed above, there is no special power to limit, dilute, or qualify the Crowd Note.

Type of security	Class B Non-Voting Common Stock
Amount outstanding	0
Voting Rights	No voting rights
Anti-Dilution Rights	No special rights
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Other than what is listed above, there is no special power to limit, dilute, or qualify the Crowd Note.

Type of security	Crowd Note
Amount outstanding	123,757
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to	N/A

Regulation CF	

The Company has the following debt outstanding:

Type of debt	Related Party Loan
Name of creditor	Owner's Initial Investment
Amount outstanding	$45,000.00
Interest rate and payment schedule	0%, Sometime in the future
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	
Other material terms	N/A

The total amount of outstanding debt of the company is $0.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Notes/Bonds	123,757	$123,757.00	Marketing and Operational Growth	September 21, 2020	Regulation CF

Ownership

The Company is wholly-owned and controlled by a managing entity, Foundry Holdings, Inc. The managing entity is owned and controlled by Steven Michael Cadieux, who owns 75%, and Yashar Kafi, who owns 25%.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Foundry Holdings, Inc.	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary expenses consist of the following: Advertising & Marketing, Legal & Professional Services, Office Supplies & Software. We are anticipated generating reoccurring revenue via channel sponsorships, advertising and consistent marketing services starting in March of 2020.

As of Q1 (March 2022) Procurement Foundry generated $161,749 in revenue and we are forecasting achievable profits in Q2, Q3 and Q4 through community sponsorship agreements, conference sponsorships, and marketing/advertising services. In addition, Procurement Foundry will be hosting its first in person conference in Q4 which is estimated to generate close to $500K in revenue. The management team is looking to improve profitability in those areas by adding 2 revenue generating resources to support the growth.

Liquidity and Capital Resources

On September 21, 2020 the Company conducted an offering pursuant to Regulation CF and raised $123,757.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Steven Michael Cadieux
Relationship to the Company	Officer/Director
Total amount of money involved	$22,500.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Working Capital
Description of the transaction	In 2016, Michael Cadieux loaned $22,500 to the Company. The loan is payable at a future date to be determined by management.

Related Person/Entity	Yashar Kafi
Relationship to the Company	Officer
Total amount of money involved	$22,500.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Working Capital
Description of the transaction	In 2016, Yashar Kafi loaned $22,500 to the Company. The loan is payable at a future date to be determined by management.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Steven Michael Cadieux
(Signature)

Steven Michael Cadieux
(Name)

Owner/President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Steven Michael Cadieux
(Signature)

Steven Michael Cadieux
(Name)

Chief Executive Officer, President, Treasurer, Secretary, Director
(Title)

April 27, 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Steven Michael Cadieux, being the founder of Procurement Foundry, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2021 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2021, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2021, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Steven Michael Cadieux
_____
(Signature)

Steven Michael Cadieux
_____
(Name)

Chief Executive Officer, President, Treasurer, Secretary, Director
_____
(Title)

_____
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Procurement Foundry, Inc

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Baycoast Checking	-127.50
BOA Primary	138,744.55
Cash on hand	807.74
Total Bank Accounts	**$139,424.79**
Accounts Receivable	
Accounts Receivable (A/R)	150,364.22
Total Accounts Receivable	**$150,364.22**
Other Current Assets	
Uncategorized Asset	-4,005.00
Undeposited Funds	-299.00
Total Other Current Assets	**$ -4,304.00**
Total Current Assets	**$285,485.01**
TOTAL ASSETS	**$285,485.01**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-1,500.00
Total Accounts Payable	**$ -1,500.00**
Credit Cards	
BofA Credit Card	2,152.12
Mike Cadieux AMEX	15,151.33
PF Corporate Card	8,552.53
YKafi	553.45
Total Credit Cards	**$26,409.43**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	-9,000.00
Federal Taxes (941/944)	1,313.57
Federal Unemployment (940)	210.00
MA Income Tax	3,548.47
MA Paid Family and Medical Leave	282.50
MA Unemployment Tax	4,803.58
TX Unemployment Tax	0.00
Total Payroll Liabilities	**1,158.12**
Total Other Current Liabilities	**$1,158.12**

Procurement Foundry, Inc

Balance Sheet

As of December 31, 2021

	TOTAL
Total Current Liabilities	**$26,067.55**
Total Liabilities	**$26,067.55**
Equity	
Owner's Investment	148,499.15
Owner's Pay & Personal Expenses	8,962.02
Retained Earnings	-72,691.03
Net Income	174,647.32
Total Equity	**$259,417.46**
TOTAL LIABILITIES AND EQUITY	**$285,485.01**

Procurement Foundry, Inc

Profit and Loss
January - December 2021

	TOTAL
Income	
Advertising / Marketing Sales	525,974.51
Conference Related Sales	148,243.43
Foundry Events	
Conference Attendee Fees	1,690.07
Conference Sponorship Fees	12,499.00
Total Foundry Events	**14,189.07**
Foundry Marketing	
Foundry Annual Sponsorship Fees	115,000.00
Total Foundry Marketing	**115,000.00**
Foundry Talent	
Foundry Talent (job board)	1,516.88
Total Foundry Talent	**1,516.88**
Sales of Product Income	888.58
Unapplied Cash Payment Income	5.00
Uncategorized Income	145,955.22
Total Income	**$951,772.69**
GROSS PROFIT	**$951,772.69**
Expenses	
Advertising & Marketing	53,018.29
Bank Charges & Fees	3,176.22
Car & Truck	11,653.81
Contractors	42,034.33
Insurance	1,132.00
Legal & Professional Services	243,106.88
Meals & Entertainment	5,066.46
Office Supplies & Software	66,461.39
Office/General Administrative Expenses	3,008.26
Total Office Supplies & Software	**69,469.65**
Other Business Expenses	27,178.05
Payroll Expenses	
Commission	17,823.75
Taxes	29,639.67
Wages	229,086.58
Total Payroll Expenses	**276,550.00**
Production Services	19,056.59
QuickBooks Payments Fees	3,476.32
Reimbursements	17,365.00
spot bonus	1,200.00
Travel	1,104.67

Procurement Foundry, Inc

Profit and Loss

January - December 2021

	TOTAL
Uncategorized Expense	1,121.50
Utilities	17.87
Total Expenses	**$775,727.64**
NET OPERATING INCOME	**$176,045.05**
Other Expenses	
Other Miscellaneous Expense	1,397.73
Total Other Expenses	**$1,397.73**
NET OTHER INCOME	**$ -1,397.73**
NET INCOME	**$174,647.32**